UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 29, 2023, the Audit Committee of the Board of Directors of Chijet Motor Company, Inc. (the “Company”) approved the termination of UHY LLP (“UHY”) as the Company’s independent registered public accounting firm.

UHY’s reports on the Company’s financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that UHY’s report for the fiscal years ended December 31, 2022 and 2021 included a paragraph indicating there was substantial doubt about the Company’s ability to continue as a going concern. Furthermore, during the Company’s two most recent fiscal years and in the subsequent interim period through December 29, 2023, there have been no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to UHY’s satisfaction, would have caused UHY to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2022 and 2021 and in the subsequent interim period through December 29, 2023, except for the material weaknesses in internal control over financial reporting reported by management in Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company’s Form F-4/A filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 24, 2023, there were no other “reportable events” as that term is described in Item 16F (a)(1)(v) of Form 20-F.

The Company provided UHY with a copy of the above disclosure and requested that UHY furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of UHY’s letter is filed as Exhibit 99.1 to this Form 6-K.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Letter of UHY LLP to the U.S. Securities and Exchange Commission dated January 4, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: January 4, 2024	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer